U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 0-28191

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF

BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

499 Park Avenue

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,

CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment and Administrative

Committees of the BGC

Partners, Inc. Deferral Plan for

Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and

Their Affiliates

We have audited the accompanying statements of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of the year ended December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York June 28, 2012

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
ASSETS:
Cash and cash equivalents	$156,210	$579,211
Participant-directed investments at fair value	153,891,293	125,246,250
Participant contribution receivables	14,047	24,178
Notes receivable from participants	2,829,644	2,537,638

Total assets	156,891,194	128,387,277

LIABILITIES:
Other liabilities	3,987	20,611

Total liabilities	3,987	20,611

NET ASSETS AVAILABLE FOR BENEFITS	$156,887,207	$128,366,666

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011
ADDITIONS:
Contributions:
Participant contributions	$14,838,918
Rollover contributions	2,051,182
Net transfer of Newmark 401(k) Plan assets	27,824,471

Total contributions	44,714,571

Investment income (loss):
Net depreciation in fair value of investments	(6,822,998)
Interest and dividends	1,674,086

Net investment loss	(5,148,912)

Total additions	39,565,659
DEDUCTIONS:
Distributions to participants	10,738,690
Administrative expenses	306,428

Total deductions	11,045,118

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	28,520,541

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	128,366,666

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$156,887,207

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and Their Affiliates

Notes to Financial Statements

As of December 31, 2011 and 2010, and for the Year Ended December 31, 2011

1.	Description of Plan

The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

On April 1, 2008, BGC Partners, LLC, merged with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. The merger had no effect on the financial statements of the Plan and all Plan requirements remain the same. The ticker symbol of eSpeed, Inc. changed from ESPD to BGCP and the name of the eSpeed Stock Fund offered as a participant directed investment changed from the eSpeed Stock Fund to the BGCP Stock Fund.

On February 11, 2009 the name of the Plan was changed to BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates.

On October 14, 2011, BGC Partners completed the acquisition of Newmark & Company Real Estate, Inc., the real estate advisory firm which operates as Newmark Knight Frank (“Newmark”) in the United States and which is associated with London-based Knight Frank. Effective December 31, 2011, all accounts and assets of the Newmark 401(k) Plan (the “Newmark Plan”) were merged into the Plan. Therefore, the Newmark Plan net assets are included within the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits as of December 31, 2011.

General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company.”

The trustee for the Plan is TD Ameritrade, Inc. (“TD Ameritrade”). The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC is the Plan’s recordkeeper. The trustee and recordkeeper for the Newmark Plan is the Vanguard Group, Inc.

Committees — The Plan is supervised by an Administrative Committee and an Investment Committee. Each committee is comprised of seven members who are all employees of the Company.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.

The Investment Committee has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Investment Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc., in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38).

Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors or leased employees, and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions — Eligible employees may elect to contribute up to 80% of their compensation to the plan as pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($16,500 in 2011 and 2010, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions and participants age 50 and over to make catch-up contributions of up to $5,500 for 2011 and 2010. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Contributions, amounting to $3,987, which were in excess of IRC limitations related to the 2011 Plan year, were refunded to the participants by April 15, 2012.

Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2011, investment options include the BGCP Stock Fund, money market funds and exchange traded funds (“ETF”). On the first day of the month following hire date, eligible participants are auto-enrolled in the Plan by the Company at a rate of 4% of compensation invested in the Brinker Capital Moderate ETF-based strategy.

Vesting — Participants are vested immediately in their contributions plus earnings thereon.

Forfeitures — Participant contributions are non-forfeitable at all times. Matching contributions (prior to 2007) were forfeitable in the event participants terminated before the participant’s matching contribution account was fully vested. The unvested portions were forfeited and applied to future administrative expenses at the discretion of the Administrative Committee. There were no non-vested accounts as of December 31, 2011 and 2010.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions (prior to 2007) and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions — Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.

Notes Receivable From Participants — A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant’s vested account balance. Interest on outstanding loans is charged at a commercially reasonable rate as determined by the Plan Administrator, which may not be less than a commercial bank’s prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence (in which case, the repayment period may exceed five years). Participant loans were $2,829,644 and $2,537,638 as of December 31, 2011 and 2010, respectively and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGCP Stock Fund is composed primarily of the BGC Partners, Inc. Class A common stock which is valued at its quoted market price at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents — Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. The majority of the cash and cash equivalent balances held as of December 31, 2011 have subsequently been invested in participant-directed investments.

Recently Adopted Accounting Pronouncements — In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 was effective for fiscal years ending after December 15, 2010 and was required to be applied retrospectively.

New Accounting Pronouncements — In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 had no impact on the Plan’s financial statements. The guidance effective for fiscal years beginning after December 31, 2010 had no material impact on the Plan’s financial statements upon adoption.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. This FASB guidance is to be applied prospectively and is effective for annual periods beginning after December 15, 2011. The adoption of this FASB guidance is not expected to have a material impact on the Plan’s financial statements upon adoption.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

TD Ameritrade manages the BGCP Stock Fund, the TD Bank USA Institutional Money Market Deposit Account, the TD Bank USA Money Market Deposit Account and the TD Bank USA Non Interest Bearing Money Market Deposit Account.

The BGCP Stock Fund was valued at $3.4 million and $4.3 million as of December 31, 2011 and 2010, respectively. The BGCP Stock Fund comprised 2% of net assets as of December 31, 2011 and 2010. TD Ameritrade is the trustee of the Plan. The net assets of the Plan invested in TD Ameritrade accounts was $1.9 million and $0.9 million as of December 31, 2011 and 2010, respectively.

The trustee of the Newmark Plan is the Vanguard Group, Inc. As of December 31, 2011 the Plan had approximately $42.0 million of assets invested in Vanguard Funds.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 18, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator will take all necessary actions, if any, to maintain the qualified status of the plan. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. We have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2011, there are no uncertain positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We believe the Plan is no longer subject to income tax examinations for years prior to 2008.

5.	Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s net assets as of December 31, 2011 and 2010, respectively:

	Fair Value as of December 31,
	2011	2010
Fidelity Prime Fund Capital Reserves Class, 20,675,722 and 22,271,174 shares, respectively	$20,675,722	$22,271,174
PIMCO Total Return Institutional, 1,025,489 and 895,582 shares, respectively	11,147,069	9,717,062
Dodge and Cox Stock Fund, 71,074* and 81,505 shares, respectively	7,223,984	8,782,979

*	Investment did not represent 5% or more of the Plan’s net assets.

During the year ended December 31, 2011, the Plan’s investments (including investments bought, sold and held) depreciated as follows:

Year Ended December 31, 2011
Mutual funds	$(5,844,441)
Common stock fund	(978,557)

Net depreciation in fair value of investments	$(6,822,998)

6.	Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2011.

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$30,919,389	$—	$—	$30,919,389
Fixed income funds	22,459,054	—	—	22,459,054
Growth funds	26,624,863	—	—	26,624,863
Value funds	25,208,099	—	—	25,208,099
Target date funds	5,416,181	—	—	5,416,181
Other funds	8,934,379	—	—	8,934,379

Total mutual funds	119,561,965	—	—	119,561,965
Common stock fund (a)	3,440,332	—	—	3,440,332
Money market institutional deposit account (b)	30,888,996	—	—	30,888,996

Total Investments at Fair Value	$153,891,293	$—	$—	$153,891,293

(a)	Valued at the net asset value.
(b)	Valued at outstanding balance plus accrued interest, which approximates fair value.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2010.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$16,648,505	$—	$—	$16,648,505
Fixed income funds	15,155,769	—	—	15,155,769
Growth funds	29,852,017	—	—	29,852,017
Value funds	27,771,589	—	—	27,771,589
Other funds	7,325,199	—	—	7,325,199

Total mutual funds	96,753,079	—	—	96,753,079
Common stock fund (a)	4,302,290	—	—	4,302,290
Money market institutional deposit account (b)	24,190,881	—	—	24,190,881

Total Investments at Fair Value	$125,246,250	$—	$—	$125,246,250

(a)	Valued at the net asset value.
(b)	Valued at outstanding balance plus accrued interest, which approximates fair value.

7.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, respectively, to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$156,887,207	$128,366,666
Less: Amounts allocated to withdrawing participants	—	—

Net assets available for benefits per the Form 5500	$156,887,207	$128,366,666

The following is a reconciliation of contributions received from participants per the financial statements for the year ended December 31, 2011 to the Form 5500:

Year Ended December 31, 2011
Contributions received from participants per the financial statements	$14,838,918
Add: Amounts allocated to withdrawing participants at December 31, 2010	—

Contributions received from participants per the Form 5500	$14,838,918

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

8.	Subsequent Events

On January 9, 2012 the assets of the Newmark Plan, which were previously held by the Vanguard Group, Inc., were physically recorded by TD Ameritrade as custodian of the Plan. The market value of the assets transferred into the Plan was $27,653,452.

SUPPLEMENTAL SCHEDULE

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Plan Number 001

Employer Identification Number (EIN) 13-3680189

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held at End of Year

As of December 31, 2011

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*	Cash and Cash Equivalents
	TD Bank USA Money Market Deposit Account	Cash Equivalent	*	*	$156,210

	Participant-Directed Investments
*	Allianz NFJ Small Cap Value Fund	Registered Investment Co.	*	*	332,287
	Alps Listed Private Equity Class A	Registered Investment Co.	*	*	152,911
	American Funds Europacific Growth Fund	Registered Investment Co.	*	*	4,902,010
	American Funds The Growth Fund of America	Registered Investment Co.	*	*	3,864,305
	American Funds The Income Fund of America	Registered Investment Co.	*	*	3,805,607
*	BGCP Stock Portfolio	Unitized Portfolio Account	*	*	3,440,332
*	Blackrock Global Allocation Fund	Registered Investment Co.	*	*	442,711
	Blackrock Inflation Protected Bond Investment	Registered Investment Co.	*	*	2,347
	Calamos Growth Fund Class A	Registered Investment Co.	*	*	2,543,918
	CGM Realty FD	Registered Investment Co.	*	*	2,448,191
	Columbia Acorn Fund Class Z	Registered Investment Co.	*	*	934,499
	Dodge and Cox Stock Fund	Registered Investment Co.	*	*	7,223,984
	Doubleline Total Return Bond Fund Class	Registered Investment Co.	*	*	619,549
	Driehaus Active Income Fund	Registered Investment Co.	*	*	358,667
*	Eaton Vance Large Cap Value Fund Class A	Registered Investment Co.	*	*	1,048,961
	Federated Government Obligations Fund IS	Registered Investment Co.	*	*	12,019
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	*	*	2,084,321
	Fidelity ContraFund	Registered Investment Co.	*	*	2,421,771
	Fidelity Low Priced Stock Fund	Registered Investment Co.	*	*	1,881,839
	Fidelity Prime Fund Capital Reserves Class	Registered Investment Co.	*	*	20,675,722
	First Eagle Overseas Fund Class A	Registered Investment Co.	*	*	1,825,898
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	*	*	2,263,540
*	Goldman Sachs Mid Cap Value Fund Institutional	Registered Investment Co.	*	*	1,353,445
	iShares TR GS Corp BD FD ETF	Registered Investment Co.	*	*	265,141
	iShares Barclays Tips BD FD ETF	Registered Investment Co.	*	*	146,395
	iShares Comex Gold TR iShares ETF	Registered Investment Co.	*	*	3,897
	iShares S&P North America Natural Resources	Registered Investment Co.	*	*	477,373
	iShares TR Russell 1000 ETF	Registered Investment Co.	*	*	6,669,405
	iShares TR Russell 2000 ETF	Registered Investment Co.	*	*	578,743
	Janus Contrarian Fund Class T	Registered Investment Co.	*	*	3,986,213
*	Janus Enterprise Fund	Registered Investment Co.	*	*	1,474,420
	Janus Global Research Fund Class T	Registered Investment Co.	*	*	2,173,174
	Janus Overseas Fund Class T	Registered Investment Co.	*	*	1,628,855
	JPMorgan Strategic Income OPPS Fund Class	Registered Investment Co.	*	*	297,520
	JPMorgan Alerian MLP Index	Registered Investment Co.	*	*	246,442
	Keeley Small Cap Value Fund	Registered Investment Co.	*	*	1,486,325
	Leuthold Asset Allocation Fund	Registered Investment Co.	*	*	336,995

	Merk Hard Currency Fund Investor	Registered Investment Co.	*	*	114,140
	Morley Stable Value III	Registered Investment Co.	*	*	4,068,029
*	Nuveen Real Estate Securities I	Registered Investment Co.	*	*	885,778
	Oppenheimer Developing Markets Fund Y Shares	Registered Investment Co.	*	*	364,106
	Oppenheimer Gold & Special Minerals Fund Class A	Registered Investment Co.	*	*	428,446
	PIMCO Emerging Markets Currency Fund Class	Registered Investment Co.	*	*	1,453
	PIMCO Total Return Institutional (35)	Registered Investment Co.	*	*	11,147,069
	Sentinel Small Company Fund Class A	Registered Investment Co.	*	*	1,920,096
	SPDR Barclays Capital Emerging Market	Registered Investment Co.	*	*	173,187
	SPDR Barclays Capital High	Registered Investment Co.	*	*	180,796
	SPDR DJ Wilshire Global Real Estate ETF	Registered Investment Co.	*	*	875
	SPDR Dow Jones REIT ETF	Registered Investment Co.	*	*	122,129
	SPDR S&P Dividend	Registered Investment Co.	*	*	964,752
	SPDR S&P Global Natural Resources ETF	Registered Investment Co.	*	*	4,427
*	TD Bank Institutional MMDA FTCIMA	Cash Equivalent	*	*	1,767,736
*	TD Bank USA Non Interest Bearing MMDA	Cash Equivalent	*	*	—
	The Merger Fund	Registered Investment Co.	*	*	614,937
*	Thornburg International Value Fund R5	Registered Investment Co.	*	*	1,881,406
	U.S. Global Investors Global Resources	Registered Investment Co.	*	*	2,405,161
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Co.	*	*	2,058,631
*	Vanguard BD Index FD INC Short Term Bond	Registered Investment Co.	*	*	108,606
*	Vanguard BD Index FD INC Total BND Market	Registered Investment Co.	*	*	1,357,993
*	Vanguard Health Care	Registered Investment Co.	*	*	2,267,865
*	Vanguard Institutional Index Fund	Registered Investment Co.	*	*	6,258,899
*	Vanguard Intermediate-Term U.S. Treasury	Registered Investment Co.	*	*	2,754,770
*	Vanguard INTL Equity Index FD ALLWRLD ET	Registered Investment Co.	*	*	1,277
*	Vanguard INTL Equity Index FD EMR MKT ET	Registered Investment Co.	*	*	440,104
*	Vanguard Mid Cap Index Fund Signal Shares	Registered Investment Co.	*	*	3,223,775
*	Vanguard Morgan Growth Fund Investor Shares	Registered Investment Co.	*	*	2,452,344
*	Vanguard Prime Money Market Deposit Account	Registered Investment Co.	*	*	4,365,490
*	Vanguard Short Term Treasury Admiral Shares	Registered Investment Co.	*	*	4,145,232
*	Vanguard Small Cap Index Fund Signal Shares	Registered Investment Co.	*	*	3,144,838
*	Vanguard Target Retirement 2005 Fund	Registered Investment Co.	*	*	2,349
*	Vanguard Target Retirement 2010 Fund	Registered Investment Co.	*	*	216,189
*	Vanguard Target Retirement 2015 Fund	Registered Investment Co.	*	*	622,674
*	Vanguard Target Retirement 2020 Fund	Registered Investment Co.	*	*	1,289,382
*	Vanguard Target Retirement 2025 Fund	Registered Investment Co.	*	*	577,290
*	Vanguard Target Retirement 2030 Fund	Registered Investment Co.	*	*	509,425
*	Vanguard Target Retirement 2035 Fund	Registered Investment Co.	*	*	776,818
*	Vanguard Target Retirement 2040 Fund	Registered Investment Co.	*	*	586,237
*	Vanguard Target Retirement 2045 Fund	Registered Investment Co.	*	*	334,595
*	Vanguard Target Retirement 2050 Fund	Registered Investment Co.	*	*	218,377
*	Vanguard Target Retirement 2055 Fund	Registered Investment Co.	*	*	11,687
*	Vanguard Target Retirement Income	Registered Investment Co.	*	*	271,158
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Co.	*	*	784,985
*	Vanguard Total International Stock ET	Registered Investment Co.	*	*	1,718,137
*	Vanguard U.S. Treasury Long-Term	Registered Investment Co.	*	*	1,204
*	Vanguard Wellington Fund Investor Shares	Registered Investment Co.	*	*	1,508,642
	Wasatch Emerging Markets Small Cap Fund	Registered Investment Co.	*	*	428,065
	Participants Loans	Participants Loans (1)			2,829,644

					156,720,937

					$156,877,147

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2012 to 2041 at interest rates of 3.25% to 10.25%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2011 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ A. Graham Sadler

Name:	A. Graham Sadler
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm